UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
(AMENDMENT NO. 5)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
Motif Bio plc
(Name of Issuer)
Ordinary Shares, par value £0.01 per share
(Title of Class of Securities)
619784101
(CUSIP Number)
Nancy Tomassone
Invesco Ltd.
1555 Peachtree Street, N.E., Suite 1800
Atlanta, Georgia 30309
Telephone Number: (404) 892-0896
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 24, 2019
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Invesco Ltd. IRS# 980557567
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ◻
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 15,920,014
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 15,920,014
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,920,014
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON HC, IA
*Includes 10,908,000 shares of the Issuer’s common stock beneficially owned by the Reporting Person pursuant to warrants that may be exercised at any time.

This Amendment No. 5 (this “Amendment No. 5”) amends and supplements the statement on Schedule 13D originally filed on November 23, 2016, as amended and supplemented by that certain Amendment No. 1 filed on February 2, 2018, that certain Amendment No. 2 filed on February 11, 2019, that certain Amendment No. 3 filed on February 15, 2019, and that certain Amendment No. 4 filed on April 2, 2019 (collectively, the “Schedule 13D” and, together with this Amendment No. 5, this “Statement”). Capitalized terms used herein and not otherwise defined have the meaning ascribed to them in the Schedule 13D.
Item 1. Security and Issuer
This Amendment No. 5 relates to the common stock, par value £0.01 per share (the “Ordinary Shares”), of Motif Bio plc (the “Issuer”). The address of the principal executive office of the Issuer is One Tudor Street, London, EC4Y 0AH, United Kingdom.
Item 3. Source and Amount of Funds or Other Consideration
The information set forth in Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following thereto:
This Amendment No. 5 reflects the sale of all beneficial ownership of Ordinary Shares owned by certain funds and accounts advised by the Reporting Person based on 342,491,023 Ordinary Shares reported to be outstanding by the Issuer on April 26, 2019.
The Reporting Person or its subsidiaries entered into the following transactions on October 24, 2019:
•
The sale of 13,192,141 Ordinary Shares on the London Stock Exchange in multiple transactions at a weighted average price of £0.67 per share at prices ranging from £0.6 to £0.85 per share, inclusive; and

•
The sale of ADSs representing 18,485,540 Ordinary Shares on the Nasdaq in multiple transactions at a weighted average price of $0.233 per share at prices ranging from $0.23 to $0.26 per share, inclusive.

The Reporting Person or its subsidiaries entered into the following transactions on October 25, 2019:
•
The sale of 3,179,285 Ordinary Shares on the London Stock Exchange in multiple transactions at a weighted average price of £0.61 per share at prices ranging from £0.6 to £0.6361 per share, inclusive; and

•
The sale of ADSs representing 3,027,020 Ordinary Shares on the Nasdaq in multiple transactions at a weighted average price of $0.206 per share at prices ranging from $0.195 to $0.23 per share, inclusive.

Item 4. Purpose of Transaction
The information set forth in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:
The Reporting Person or its subsidiaries disposed of the Ordinary Shares identified in Item 3 for investment purposes.
Item 5. Interest in Securities of the Issuer
The information set forth in Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information thereto:
The information set forth on the cover page of this Amendment No. 5 and Item 3 are incorporated by reference in this Item 5.
The sales identified in Item 3 were made by Reporting Person on behalf of funds or accounts advised by it.  As of the date of this Amendment No. 5, the funds and accounts that owned the Ordinary Shares and the amounts held, directly and indirectly through ADSs and warrants, are as follows: Keystone Investment Trust: 2,315,884 Ordinary Shares; Perpetual Income and Growth Investment Trust: 9,742,065 Ordinary Shares; and Invesco UK Equity Pension Fund: 3,862,065 Ordinary Shares.
The Reporting Person disclaims beneficial ownership of the securities referred to in this Statement, and the filing of this Statement will not be construed as an admission that the Reporting Person is, for the purpose of Schedule 13D or 13G of the Securities Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Statement.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 28, 2019	INVESCO LTD. By: /s/ Nancy Tomassone Name: Nancy Tomassone Title: Global Assurance Officer